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                      Filed by Cadence Design Systems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487

         This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

         On June 7, 2002, Cadence sent the following e-mail to the employees of Simplex regarding the proposed merger described above:

To Simplex employees

As you may have heard, the proposed Cadence-Simplex merger passed an important milestone this week -- the required Hart-Scott-Rodino (HSR) Act waiting period expired. The expiration of the waiting period means that the requirements of the Act have been satisfied. We expect to close the proposed merger promptly after obtaining the approval of Simplex's stockholders at the meeting scheduled for June 27th.

This is great news! It means that we can proceed with the next stage of the merger preparation in earnest -- i.e., integration planning. Many of you and your Cadence counterparts are busy creating the detailed plans that will make this merger a huge success. I know that this has required extra work from many of you, and I know it's not easy dealing with change at this scale. I want to thank each of you for your extra efforts.

In the meantime, we look forward to a great Design Automation Conference in New Orleans next week. Cadence and Simplex have a powerful set of messages regarding our undisputed technology leadership at 0.13 microns and beyond. At those geometries, here's what we have to offer:

- Best in class digital implementation tools. We are combining the complete Simplex tool suite with Silicon Ensemble-PKS, Silicon Perspective First Encounter, CadMOS tools, Plato NanoRoute.

- Best integrated solutions. Again Cadence is the technology leader, from functional verification and synthesis/place-and-route, to analog/custom design and high-speed board design. Of course in the IC domain, OpenAccess is a critical part of our strategy.

- Best digital/mixed-signal (D/MS) solutions. We estimate that 50% of design starts at 0.13 micron will be large digital designs with critical analog/mixed-signal content. Our strengths in analog/mixed-signal design will be critical to our customers' success.

There you have it. It's quite a line-up of leading technology that shows our commitment to building the success of our customers. I know that I'm speaking for everyone at Cadence when I say that we are all thrilled about
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welcoming you to Cadence.

Ray Bingham

      ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

         On May 28, 2002, Cadence Design Systems, Inc. filed with the Securities and Exchange Commission an amended registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus was mailed to the stockholders of Simplex on or about May 29, 2002. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, 408-943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6200. Investors and security holders


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are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

         Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus filed with the Securities and Exchange Commission on May 28, 2002. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6200.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This e-mail message contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the proposed merger between Cadence and Simplex; the expected time of closing the merger; intentions and expectations regarding customers, products, solutions and technologies. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; the rapid pace of technological change in the electronics and semiconductor industries; and the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Cadence's and Simplex's most recent filings with the Securities and Exchange Commission. Neither Cadence nor Simplex undertakes any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this e-mail message.


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